SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 15)

HANOVER DIRECT, INC.
____________________________________________________________________________________
(Name of Issuer)

Common Stock, $0.01 par value
____________________________________________________________________________________
(Title of Class of Securities)

440506 10 3
_______________________________________________________

(CUSIP Number)

William B. Wachtel
Wachtel & Masyr, LLP
110 East 59th Street
New York, New York 10022
(212) 909-9595
____________________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 27, 2006
______________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
Page 1 of 10 Pages

1.	NAME OF REPORTING PERSON Chelsey Capital Profit Sharing Plan I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only) 13-3716218
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [__]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF or WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,630,215 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.4%
14.	TYPE OF REPORTING PERSON EP

1.	NAME OF REPORTING PERSON Chelsey Direct, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only) 13-3716218
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [__]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC or AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,630,215 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.4%
14.	TYPE OF REPORTING PERSON OO

1.	NAME OF REPORTING PERSON Chelsey Finance, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only) 20-1351079
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [__]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,630,215 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.4%
14.	TYPE OF REPORTING PERSON OO

1.	NAME OF REPORTING PERSON William B. Wachtel I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [__]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 25,630,215 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 25,630,215 shares
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,630,215 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.4%
14.	TYPE OF REPORTING PERSON IN

1.	NAME OF REPORTING PERSON DSJ International Resources Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only) 13-3716218
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [__]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,630,215 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.4%
14.	TYPE OF REPORTING PERSON CO, HC

1.	NAME OF REPORTING PERSON Stuart Feldman I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [__]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 22,257 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 22,257 shares
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,646,305 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.4%
14.	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

This Amendment No. 15 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D (as amended, the “Schedule 13D”) filed by certain of the Reporting Persons. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D. This Amendment No. 15 to the Schedule 13D is filed by the Reporting Persons in accordance with Exchange Act Rule 13d-2, and it shall refer only to the information that has materially changed since the filing of the Amendment No. 14 to the Schedule 13D on March 31, 2006.

Item 3. Source and Amount of Funds or Other Consideration

The information contained in Item 4 is incorporated herein by reference into this Item 3.

On November 27, 2006, Hanover Direct, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Chelsey Direct, LLC (“Chelsey”) and Chelsey Acquisition, Inc. (“MergerCo”), which is described in Item 4 hereof. Chelsey and MergerCo estimate that the total amount of funds required to purchase all of the outstanding Common Stock of the Company pursuant to the transaction referred to in Item 4 below will be approximately $1.77 million. Chelsey intends to use cash on hand of its affiliated entity Chelsey Capital Profit Sharing Plan, another Reporting Person, to make the purchases contemplated in the transactions referred to in Item 4 below.

Item 4. Purpose of the Transaction

Item 4 is hereby amended to read in its entirety as follows:

On November 27, 2006, Hanover Direct, Inc. (the “Company”) entered into an Agreement and Plan of Merger with Chelsey Direct, LLC (“Chelsey”) and Chelsey Acquisition, Inc. (“MergerCo”), a copy of which is attached to the Company’s Current Report on Form 8-K filed with the SEC on November 28, 2006 as Exhibit 2.1 (the “Merger Agreement”). The Merger Agreement provides that, subject to certain conditions, MergerCo will merge with and into the Company and the Company will continue as the surviving company (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger, holders of the Company’s common stock, par value $.01 per share (“Common Stock”), will be entitled to receive $.25 in cash, without interest (“Merger Consideration”) for each share of Common Stock outstanding at the time of the Merger, other than shares of Common Stock owned by the Company, Chelsey, certain of Chelsey’s affiliates, MergerCo, or any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law. MergerCo’s directors will become the Company directors after the Merger. The Company’s officers will continue in their respective capacities after the Merger.

The Company also agreed that its directors will recommend approval and adoption of the Merger Agreement and the Merger by its stockholders subject to the right to change its recommendation if the Board of Directors determines in good faith that the failure to take such action would be inconsistent with its fiduciary obligations under applicable law. Chelsey has agreed to vote in favor of the adoption of the Merger Agreement at the stockholders’ meeting, subject to any change in recommendation by the Board of Directors of the Company.

The Company has also agreed to certain other covenants in the Merger Agreement, including to use commercially reasonable efforts to operate its business in the ordinary course consistent with prior practices, comply with applicable laws, maintain its business and properties and retain its officers and key employees and covenanted not to do certain enumerated acts. Hanover has also agreed to provide Chelsey with access to its properties, books and records and representatives and other information.

The surviving corporation is required to indemnify the former independent directors and the current directors and Hanover’s officers for acts or omissions prior to the Merger and for claims related to the Merger.

The parties’ obligation to close is subject to certain conditions, including obtaining stockholder approval, the absence of any injunctions or restraints on consummation of the Merger, and obtaining the consent of the Company’s secured lenders. Chelsey's obligation to complete the Merger is subject to, among other things, the settlement or resolution of any existing stockholder litigation and litigation initiated prior to consummation of the Merger, compliance by the Company with its representations and warranties, performance by the Company of its obligations, and the absence of a Material Adverse Effect since the date of the Merger Agreement. The Company’s obligation to complete the Merger is subject to Chelsey having deposited the aggregate Merger Consideration with the paying agent.

The Merger Agreement may be terminated, among other reasons, if the Merger is not completed by March 31, 2007 or if the Company's Board of Directors has changed its recommendation in a manner adverse to Chelsey.

The information contained in Item 3 is incorporated herein by reference into this Item 4.

References to, and descriptions of, the Merger Agreement in this Item 4 are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed (by incorporation by reference) as Exhibit DD to this Schedule 13D and which is incorporated by reference in this Item 4 in its entirety where such references and descriptions appear.

Previously, Chelsey reported that it had made a nonbinding proposal to purchase all outstanding shares of the Common Stock of the Company that it did not already own at $1.25 per share in a letter dated February 23, 2006 to the Board of Directors of the Company. On or about May 25, 2006, Chelsey withdrew such proposal.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

On November 27, 2006, the Company entered into the Merger Agreement with Chelsey and MergerCo, which is described in Item 4 hereof. The response to Item 4 of this Schedule 13D is incorporated herein by reference.

Except for the foregoing or as otherwise described in this Schedule 13D or the Exhibits hereto or, with respect to the Reporting Persons, in their filings pursuant to Section 16 filed prior to the date hereof, none of the Reporting Persons presently have any contracts, arrangements, understandings or relationships with respect to the securities of the Company.

Item 7.  Material to be filed as Exhibits

DD. Agreement and Plan of Merger by and among Chelsey Direct, LLC, Chelsey Acquisition, Inc. and Hanover Direct, Inc., dated November 27, 2006 (incorporated by reference to Exhibit 2.1 to Hanover Direct, Inc.’s Current Report on Form 8−K filed with to the SEC on November 28, 2006).

Signatures

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this Amendment No. 15 to the Statement on Schedule 13D is true, complete and correct.

Date: November 28, 2006	Chelsey Capital Profit Sharing Plan

By: /s/ William B. Wachtel
William B. Wachtel, its Trustee

Chelsey Direct, LLC

By: /s/ William B. Wachtel
William B. Wachtel, its Manager

Chelsey Finance, LLC

By: /s/ William B. Wachtel
William B. Wachtel, its Manager

/s/ William B. Wachtel
William B. Wachtel

DSJ International Resources Ltd.

By: /s/ Stuart Feldman
Stuart Feldman, its President

/s/ Stuart Feldman
Stuart Feldman